UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide the Unaudited Interim Condensed Consolidated Financial Statements of the Company as of and for the six months ended June 30, 2025, included as Exhibit 99.1 of this Report, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2025, included as Exhibit 99.2 of this Report.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2025	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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